UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2007

GIANT OIL & GAS INC.
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(Registrant’s Name)

246 Stewart Green S.W., Suite 4010
Calgary, Alberta, Canada, T3H 3C8
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [ X ]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Property Acquisition

On October 17, 2007 Giant Oil & Gas Inc. (the “Company”) entered into a lease (the “Lease’) with the government of the province of Alberta, Canada, pursuant to which the Company acquired the right to explore for potential petroleum and natural gas (“P&NG”) opportunities on a certain property in the plains region of Alberta, Canada.  The Lease was acquired by the Company pursuant to a public auction held by the government of Alberta.  In consideration, the Company paid to the Alberta government approximately CDN $6,300 (USD $6,100) upon entering into the Lease and agreed to pay to the Alberta government an annual payment of either CDN $3.50 per hectare or CDN $50, whichever is greater.  The Lease is also subject to royalties payable to the government of Alberta.  The royalty is calculated dependent on whether or not oil or natural gas is produced from the Lease.  The royalty for both oil and natural gas varies depending upon a variety of factors.

The Lease consists of a total of approximately 64 hectares of land in the central plains region of Alberta.  Management will consider acquiring additional P&NG leases whether through private or Alberta government land sales as opportunities become available. Management is assessing the P&NG leases becoming available through the Alberta government land sales this November and December and may be submitting bids if warranted.

Section 9-Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(a)           Financial Statements of business acquired.              Not applicable
(b)           Pro forma financial information.                                  Not applicable
(c)           Exhibits:

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

GIANT OIL & GAS INC.

By: _/s/_ Rob Sandhu ____________
Name: Rob Sandhu
Title: President

Date:    October 31, 2007